Filed pursuant to Rule 253(g)(2)

File No. 024-10671

Groundfloor Real Estate 1, LLC

Supplement No. 2

to the Offering Circular

qualified May 5, 2017

 Dated: June 5, 2017

This Supplement No. 2 to the Offering Circular originally qualified May 5, 2017 (this “Supplement”) supplements the offering circular of Groundfloor Real Estate 1, LLC (“GRE 1”), dated April 14, 2017 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of the financing operations and ongoing offerings of LROs of GRE 1 and its sole member and manager, Groundfloor Finance Inc. (“GFI”):

LRO Program

Status of LRO Offerings and Loan Originations for GFI

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for GFI and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that GFI or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

GROUNDFLOOR FINANCE OFFERINGS
As of: June 5, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified[1]
Total Sold:	231	$27,567,300	70.5%
Total Being Sold:	—	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	63	$9,267,968	25.5%
Total Withdrawn:	13	$1,449,140	4%

GRE 1 OFFERINGS
As of: June 5, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	5	$627,280	13.7%
Total Being Sold:	19	$3,947,100	86.3%
Total Being Qualified:	11	$1,794,090	—
Total Abandoned:	—	—	—
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, we do not expect the rate of abandoned series to be as high in the future.

The tables below include information related to the status of Loans GFI and GRE 1 have issued under the LRO program (by letter grade) as of June 5, 2017. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),
o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).
•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and GFI or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Business of GRE 1 and Groundfloor Finance—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that GFI or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

See also “Description of the Business of GRE 1 and Groundfloor Finance—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

GFI – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$3,086	$10,213	$15,385	$8,905	$478	$97	$25
Loans Offered (#)*	30	86	120	69	4	1	1
Amount Originated	$2,168	$7,399	$11,490	$6,079	$309	$97	$25
Loans Originated (#)*	24	64	87	51	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$548	$2,200	$3,263	$2,795	$210	$0	$0
Loans Paid at or Before Maturity (#)*	9	23	30	22	2	0	0
Amount Paid Following Workout	$169	$160	$1,028	$401	$99	$0	$25
Loans Paid Following Workout (#)*	3	2	6	5	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$1,341	$4,819	$5,900	$2,042	$0	$0	$0
Loans Current (#)*	10	36	44	19	0	0	0
Amount in Workout	$20	$220	$1,299	$841	$0	$0	$0
Loans In Workout (#)*	1	3	7	5	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$97	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	1	0

2

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$2,111	$181	$0	$0	$0
Loans Offered (#)*	5	17	12	1	0	0	0
Amount Originated	$0	$549	$78	$0	$0	$0	$0
Loans Originated (#)*	0	4	1	0	0	0	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$0	$288	$0	$0	$0	$0	$0
Loans Paid at or Before Maturity (#)*	0	1	0	0	0	0	0
Amount Paid Following Workout	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Workout (#)*	0	0	0	0	0	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$261	$78	$0	$0	$0	$0
Loans Current (#)*	0	3	1	0	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under the LRO Program

GFI determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. GFI informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of GFI’s business.

GFI determined on June 4, 2015 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. This Loan is still outstanding, but GFI is in a second lien position and the first lienholder intends to foreclose on the property on June 19, 2017. GFI has exercised every remedy available to it, and believes it will not be able to recover the full principal amount or any interest outstanding. The risk of loss is in line with a second lien Loan graded F.

3

The tables below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of June 5, 2017. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above as well as “Description of the Business of GRE 1 and Groundfloor Finance—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of the characterization of Loans subject to workout.

GFI
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$279	$380	$2,327	$1,242	$99	$97	$25
Loans Extended/Modified(#)*	5	5	13	10	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$97	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$66	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	1	0
Investors Impacted by Fundamental Default*	144	0	0	0	0	177	0

GRE 1
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$0	$0	$0	$0	$0	$0
Loans Extended/Modified(#)*	0	0	0	0	0	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Default*	0	0	0	0	0	0	0

We believe that the number of Loans GFI and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

4

Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of GFI, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through GFI’s Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and do not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program described in this Offering Circular. As a result, comparisons to the LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

5

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of June 5, 2017 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$113	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	2	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$35	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	1	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of June 5, 2017, of the 36 loans funded, 34 loans have been paid back in full, one loan has paid back with full principal and reduced interest, and one loan is currently outstanding. That loan went into default and has been modified and extended past the original maturity date. It is currently the subject of a title insurance claim with our title insurer, but has not gone into fundamental default. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of June 5, 2017 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Business of GRE 1 and Groundfloor Finance—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

6

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

*       *       *       *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

GRE 1 may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

Further, the information herein does not constitute an offer to sell or a solicitation of interest in any LROs GRE 1 may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the Commission.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in GRE 1’s offerings involves no obligation or commitment of any kind.

7

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

8